SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 54)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.54 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(138)  Employee update issued on November 7, 1996.
(a)(139)  Advertisement and insert mailed to KCPL shareowners on
            November 8, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date     November 8, 1996                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(138)                Employee update issued on
                        November 7, 1996.                               1
(a)(139)                Advertisement and insert
                        mailed to KCPL shareowners
                        on November 8, 1996.                            4

                                           Exhibit No. (a)(138)
The following employee update was issued on or about November 7, 1996:


     To address questions frequently asked by Western Resources employees, an employee telephone line -- Starline -- has been implemented. Employees are encouraged to call 1-800-621-4282 or, from your work location, call 913-575-8180. Please leave your name and location for the fastest reply. The following questions and answers summarize the recent activities of Starline:

     Q1: I've seen references in the media stating that we already have enough shares of KCPL common stock tendered to change the make-up of the KCPL board. How would we do this?

     A1. As of October 25, KCPL shareowners had tendered 44 percent of KCPL's outstanding shares to Western Resources. Based on the
     83.4 percent quorum at KCPL's recent annual shareowner meeting, 44 percent of KCPL shares could elect a majority of the board of directors next spring.
          To elect a new board, Western Resources would:
          *  Nominate a slate of directors to replace the existing
     KCPL board.
          * Solicit proxies for our slate of directors and against the KCPL board.
          * If we are successful in replacing the KCPL board, the new board would enter into a friendly merger agreement with Western Resources.
          Our goal, however, is to sit down with KCPL's board and management today and turn this into a friendly merger.

     Q2:  Where are we in the tendering process?

     A2: Western Resources extended its exchange offer to KCPL shareowners through 5 p.m. EST, November 15. KCPL shareowners are continuing to tender their shares. On the 15th, Western Resources will evaluate its position and decide whether to extend its exchange offer to KCPL shareowners.
          We continue to hope that the strong support KCPL shareowners are showing for our offer will influence the KCPL board to enter into a friendly merger.

     This Employee Update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                                                  Exhibit No. (a)(139)

The following advertisement and insert were mailed to KCPL shareowners on or about November 8, 1996:


[logo]
Western Resources

From John E. Hayes, Jr.                           November 8, 1996
Chairman and Chief Executive Officer



Dear KCPL Shareowner,

You have read what we have said about our offer to you.

You've read the strong words of support from many Wall Street analysts for our offer of $31 per share and a projected dividend of $2.00 to $2.35 per KCPL share.*

Now, read the comments of other KCPL shareowners who have tendered their shares. Consider the words of your fellow shareowners as you decide whether to tender before the November 15, 1996 expiration date. When you tender your shares, they will be held in a "safety deposit box" for you until we are ready to buy them in late 1997. All KCPL dividends will continue to come to you. Voting rights remain yours.

If you have any questions, please call your broker or call toll-free 1-800-223-2064.

/s/ John Hayes

P.S. Many of you have requested that we send you another letter of transmittal for the tendering process. One is attached for your use. Please complete the attached form to tender your shares or call your broker.

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing. Western Resources' exchange of KCPL shares pursuant to its offer is subject to certain conditions which Western Resources anticipates will be satisfied by the end of 1997.

This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
What are KCPL shareowners saying about tendering their shares to Western Resources?

"I thought Western Resources has given a better offer. I'm retired and I'm in it for the income that comes on it, and if they go with a company that doesn't produce as much or is not as productive as Western Resources has been...well...then, I feel as though I've got to go where the most active production is. I just feel as though it will be a more productive company if the two of them get together."
Milton L. Schaum
Baltimore, Maryland

"I thought it was a good deal to get broader diversification, as well as a reasonable price. I think the board of KCPl should go along with the general tender offer or resign."
Alex Berger, Jr.
St. Louis, Missouri

"As far as the dividends are concerned, I'd be earning more money."
Emily Kups
Schaumburg, Illinois

"I thought that it would be a better value to me as a stockholder. It was a better offer than UtiliCorp and then I thought that the management of KCPL was being very selfish and not looking out for the best interest of the stockholders. I just think the KCPL management did not have the best interest of the stockholders in mind when they refused the offer of Western Resources."
John Peterson
Souix City, Iowa

"Because I liked the increased dividend rate that they said they would provide." Addison R. Smith
Deltona, Florida

"I thought Western was the best deal. It was mostly money. In other words, they offered a little better deal all the way around. The dividend is better." Charles C. Fulford
Ocala, Florida

"I feel they have not given any good reasons why they are not listening to Western Resources. They just have kind of ignored it. They tried to get the other merger through and then when that failed, they still didn't, I guess, from what I understand, haven't discussed anything with Western Resources. Well, I just think that they should-they haven't responded really. I think that they should talk with Western Resources and see what can be worked out."
Wallace F. Gray
Sedona, Arizona

"I think they've been stubborn and slow in accepting the fact that the shareholders have spoken and we are looking forward to the merger with Western Resources. Looking toward the future, we believe Western Resources in going to bring greater stock prices and dividends. It's a better company."
Ronald Davis
Kansas City, Missouri

"I felt there was more growth with Western."
Sylvia Erlbaum
Freehold, New Jersey
"I think it would be a stronger company and improve the dividend."
Warren Denton
St. Charles, Missouri

"Well, I don't see why they don't sit down at the table and discuss it. I think it seems like KCPL hasn't had a complete understanding with Western Resources as to what their offer or what their counter offer would be and they haven't sat down and talked about it."
George V. Zimmerman
St. Charles, Illinois

"I do believe that Western Resources is a good company and they were very honest in requesting the shareholders of KCPL to tender and it was a better deal." William Schoewe
Milton, Florida

"For a better return of money! I believe the board members of Western are better than KCPL right now."
Salvatore C. Burgese
Cinnaminson, New Jersey

"I thought that Western Resources offered me a better deal than Kansas City Power and Light. I get a utility advisory service-they said it would be in your best interest to tender your shares to Western Resources."
James Barnhart
Ambridge, Pennsylvania

"They better accept the best deal that they can get and that's from Western and if they don't do it, we should-the shareholders should change that board." George P. Ryan
Affton, Missouri

"I think they've done a very poor job of looking after the interest of the stockholders and I think they have another agenda and I don't believe they're looking after the interest of the stockholders."
Thomas Brizedine
Greenville, Kentucky

"I'm not happy with Kansas City-the KCPL board-not listening. I think, personally, that Western Resources had a better offer, as far as everybody's concerned, except, maybe, the board of directors and the management. I wasn't happy with the board not sitting down and listening and getting both sides of it to see what they could do about merging with Western Resources."
Leonard C. Knowles
Mt. Carmel, Illinois

"What is it that KCPL is not interested in? Why isn't it interested in merging with Western Resources? Is there any underlying reasons? It certainly appears to me that, you know, if everything that I've read, it would indicate that maybe there is a benefit to merging."
Ben Watada
Fairfax, Virginia


"Get on the bandwagon.  Do it."
David Goodenough
Tucson, Arizona

"I think it's a good offer. They give you a lot more dividends and your stock would be worth more and Western Resources is a good company."
Betty Walters
Raymore, Missouri

Quotations come directly from interviews conducted 11/1-2, 1996 with KCPL shareowners who had tendered to Western Resources. Quotations used with permission of each individual shareowner.

This brochure is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.